Exhibit 99.1

Zhaopin Limited Reports First Quarter Fiscal Year 2016 Financial Results

BEIJING, November 18, 2015 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the first quarter ended September 30, 2015.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

First Quarter Fiscal Year 2016 Financial Highlights

Percentage growth metrics refer to first quarter fiscal year 2016 (“Q1 FY16”) compared to first quarter fiscal year 2015 (“Q1 FY15”)

•	Total revenues increased 19.1% to RMB349.5 million (US$55.0 million), exceeding the upper end of the Company’s revenue guidance by RMB5.5 million (US$0.9 million).
•	Online recruitment services revenues increased 23.7 % to RMB312.7 million (US$49.2 million).
•	Gross margin was 93.5%, compared with 92.8% in Q1 FY15.
•	Net income increased 18.1% to RMB70.7 million (US$11.1 million).
•	Excluding share-based compensation expenses, non-GAAP[1] net income increased 10.6% to RMB75.7 million (US$11.9 million).
•	Basic and diluted net income per ADS were RMB1.30 (US$0.20) and RMB1.24 (US$0.20), respectively.
•	Non-GAAP basic and diluted net income per ADS were RMB1.40 (US$0.22) and RMB1.32 (US$0.20), respectively.

“We delivered a strong first quarter of both revenue growth, which once again exceeded guidance, and number of unique customers2, which increased 21.4% to 321,654 compared to the same period last year,” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin. “I believe this is a testament to the strength of our strategy and our ability to execute rapidly. We are focused on positioning Zhaopin as a full-scale career development platform. Our businesses’ key growth drivers remain customer acquisition and investment in R&D to generate new products and services across PC and mobile platforms. We are increasing both the speed and the rate of our re-investment in sales, marketing, and R&D to expand market penetration among SMEs and lower-tier cities, enhance the user experience for job seekers at different stages of their career lifecycle and offer new tools to employers to create efficiencies in the recruitment process and increase success rates. ”

“We believe that new products and technologies such as Priority Listing, Quick Feedback, and Zhaopin virtual currency will help us solidify our market leading position3 and further extend the gap between us and our competitors. Our high-end career development platform Highpin.cn grew strongly across all key metrics and is increasingly benefiting from the launch of Highpin Chat earlier this quarter. Leveraging our strategic foresight and knowledge and analysis of China’s evolving job market trends, we have developed new and modern tools such as the National Employability Test which is designed to create a new standard for employers to assess newly-graduated candidates.”

1 Non-GAAP results exclude share-based compensation. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

2 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2015, the number of registered users as of September 30, 2015 and the number of unique customers for the three months ended September 30, 2015.

“Some regions in China are being significantly affected by structural economic changes which offer great opportunities for us to demonstrate the extent of our capabilities, strategic thinking and speed of execution. In October 2015, we opened an office in Dongguan, Guangdong Province to facilitate the expansion of our presence in the region. The new branch will leverage its strong marketing and branding capabilities to support our Suzhou call center’s acquisition of new customers in the region and generate new revenue streams.”

“I am confident in our ability to successfully execute our growth strategy in FY2016 and beyond.”

First Quarter Fiscal Year 2016 Unaudited Financial Results

Revenues

Total revenues were RMB349.5 million (US$55.0 million) in Q1 FY16, an increase of 19.1% from RMB293.5 million in Q1 FY15.

Online recruitment services revenues for Q1 FY16 were RMB312.7 million (US$49.2 million), a 23.7% increase from RMB252.8 million for Q1 FY15. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 321,654 unique customers during Q1 FY16, representing a 21.4% increase compared with 264,978 unique customers served during Q1 FY15. The increase was primarily driven by increased efforts to acquire and retain customers as a result of the Company’s strategic focus on continued geographic expansion and improvement of customer service. Average revenue per unique customer (“ARPU”) increased by 1.9% during Q1 FY16 as compared with Q1 FY15 as a result of the Company’s efforts to cross-sell value-added services and to retain and upgrade customers.

Other services revenues4 for Q1 FY16 were RMB36.8 million (US$5.8 million), representing a decrease of 9.7% from RMB40.7 million during Q1 FY15. Other services revenue decreased due to a range of factors including customer specific decisions on timing of contracts and increasing competition. Other services revenues refer to revenues from campus recruitment services, assessment services, and other human resource related services. These services complement the Company’s core online employment services, by catering to the different needs in a job seeker’s career life cycle, from college to graduation, first time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q1 FY16 was RMB322.3 million (US$50.7 million), an increase of 20.1% from RMB268.3 million for Q1 FY15.

Gross margin for Q1 FY16, as measured by gross profit as a percentage of net revenues, was 93.5%, compared with 92.8% in Q1 FY15.

Operating Expenses

Operating expenses for Q1 FY16 were RMB245.8 million (US$38.7 million), representing an increase of 22.9% from RMB200.0 million for Q1 FY15.

•	Sales and marketing expenses for Q1 FY16 were RMB171.3 million (US$27.0 million), representing an increase of 28.4% from RMB133.4 million for Q1 FY15. The increase was primarily due to increases in sales headcount and compensation, advertising expenses and business development expenses. As a percentage of net revenues, sales and marketing expenses increased from 46.2% for Q1 FY15 to 49.7% for Q1 FY16 primarily as a result of increased spending on online advertising and business development activities which assisted in increasing Zhaopin’s market share amongst job seekers and employers. Sales and marketing expenses for Q1 FY16 included share-based compensation expenses of RMB0.01 million (US$0.002 million), compared with RMB0.1 million in Q1 FY15.

•	General and administrative expenses for Q1 FY16 were RMB74.5 million (US$11.7 million), representing an 11.9% increase from RMB66.6 million for Q1 FY15. The increase was primarily driven by an increase in employee compensation costs and professional service fees which were partially offset by a decline in share-based compensation expenses. Share-based compensation expenses decreased from RMB8.4 million for Q1 FY15 to RMB5.0 million (US$0.8 million) for Q1 FY16 as a result of the Company’s graded vesting schedule used to recognize its share-based compensation expenses. This graded vesting schedule resulted in a gradual decrease in share-based expenses as no options were granted for Q1 FY16. As a percentage of net revenues, general and administrative expenses decreased from 23.0% for Q1 FY15 to 21.6% for Q1 FY16 primarily due to a decrease in share-based compensation expenses and improvements in operating efficiency.

4 Starting from the second quarter of fiscal year 2015, the Company has presented its revenues from campus recruitment services, assessment services and other human resource related revenues in aggregate as other services revenue. The Company stream-lined the management of these business lines and finds that it provides greater clarity to present revenues from these business lines in one group due to the significant cross-selling that takes place among them.

Income from Operations

Income from operations for Q1 FY16 was RMB76.5 million (US$12.0 million), representing a 12.0% increase from RMB68.4 million for Q1 FY15. Operating margin, as measured by income from operations as a percentage of net revenues, was 22.2% in Q1 FY16, compared with 23.7% in Q1 FY15. In Q1 FY16, the Company recognized total share-based compensation expenses of RMB5.0 million (US$0.8 million) compared with RMB8.5 million in Q1 FY15. Excluding share-based compensation expenses, non-GAAP income from operations for Q1 FY16 was RMB81.5 million (US$12.8 million), as compared with RMB76.9 million during Q1 FY15. Excluding share-based compensation expenses, operating margin would be 23.6% in Q1 FY16, compared with 26.6% in Q1 FY15.

Investment and Interest Income, net

Net investment and interest income for Q1 FY16 was RMB7.0 million (US$1.1 million), representing a 107.6% increase from RMB3.3 million for Q1 FY15. The significant growth in net investment and interest income resulted from increased interest and investment income from larger bank deposits generated from business operations and investments in principal-protected wealth management products as well as interest expenses savings due to the decline in both bank loan principal and interest rates.

Other (Expense)/Income, net

Other income for Q1 FY16 was RMB3.5 million (US$0.6 million), compared with other expenses of RMB0.2 million for Q1 FY15. Other income mainly represents a RMB3.5 million (US$0.6 million) government subsidy.

Net Income

Net income for Q1 FY16 was RMB70.7 million (US$11.1 million), representing an 18.1% increase from RMB59.9 million for Q1 FY15. Effective tax rate increased from 16.7% for Q1 FY15 to 18.7% for Q1 FY16, mainly because withholding tax for a consolidated affiliated entity for Q1 FY15 was reduced compared with that for Q1 FY16 due to a one-off expense arising from the change of its shareholders in Q1 FY15.

Non-GAAP net income for Q1 FY16 was RMB75.7 million (US$11.9 million), a 10.6% increase from RMB68.4 million for Q1 FY15.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q1 FY16 were RMB1.30 (US$0.20) and RMB1.24 (US$0.20), respectively, compared with basic and diluted net income per ADS of RMB1.18 and RMB1.06, respectively, for Q1 FY15.

Non-GAAP basic and diluted net income per ADS for Q1 FY16 were RMB1.40 (US$0.22) and RMB1.32 (US$0.20), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.34 and RMB1.22, respectively, for Q1 FY15.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of September 30, 2015, the Company had cash and cash equivalents, restricted cash and time deposits of RMB2,002.8 million (US$315.1 million), representing a 4.9% increase from RMB1,910.1 million as of June 30, 2015. The increase in the Company’s cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash flows generated from operating activities and issuance of ordinary shares upon exercise of employees’ stock options.

Net cash flow generated from operating activities in Q1 FY16 amounted to RMB45.5 million (US$7.2 million), representing a decrease of 39.7% from RMB75.5 million in the same period of last fiscal year. The decrease of operating cash flow is mainly due to increase in employee compensation payment, advertising and business development expenditures, and taxes payments, which are partially offset by our increased cash collection from sales this quarter than that of Q1 FY15.

Business Outlook

Based on current market conditions and the Company’s current operations, total estimated revenues for the second quarter fiscal year 2016 are expected to be in the range of RMB390 million (US$61.4 million) to RMB400 million (US$62.9 million), representing a 14%-17% increase from the same period last year. This represents management's current, preliminary view, which is subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.3556 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2015.

Recent Developments

In August 2015, the Company launched Highpin Chat, a PC-based real-time text chatting function for its high-end recruitment platform Highpin.cn. Highpin Chat will enhance the user experience and increase the efficiency of recruitment by streamlining communication between job seekers, head hunters and employers. Head hunters and employers will be able to directly communicate with job seekers through the new chat function, allowing them to effectively evaluate job applicants and efficiently recommend suitable positions to job seekers. Job seekers will also be able to inquire directly with head hunters and employers about certain positions and track the progress of their job applications in real-time.

In September 2015, the Company launched its first National Employability Test ("NET") event which is designed to help graduates develop a better understanding of their overall potential including an assessment of their strengths and weaknesses, and their skills, independent of their academic credentials. NET is expected to provide employers with a baseline measure to evaluate participating graduates based on the intrinsic talent of graduates. NET also strives to offer employers an independent means of identifying talent irrespective of a graduate's academic credentials, including the prestige of his or her university.

In October 2015, the Company opened a new office in Dongguan, Guangdong Province, to support the local region in its transition towards a service-based economy. Traditionally a manufacturing base, Dongguan has implemented a number of policies favouring technology and start-ups. By cooperating with Zhaopin’s sales teams in its Suzhou call center, the Company expects the Dongguan office to add significant value by providing Zhaopin with opportunities to test trial products and market new and existing ones. This unique role will allow the Company to be an active player and work closely with companies on the ground as the region transitions economically.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin's management will host an earnings conference call on Wednesday, November 18, 2015 at 8:00 p.m. U.S. Eastern Standard Time (9:00 a.m. Beijing/ Hong Kong Time on November 19, 2015).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 p.m. U.S. Eastern Standard Time, November 25, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10075976

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2015, number of registered users as of September 30, 2015 and number of unique customers for the three months ended September 30, 2015. The Company’s over 104.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings5 were placed on Zhaopin’s platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

5 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Three Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)
Revenues
Online recruitment services	252,838	312,699	49,201
Other services revenues	40,709	36,779	5,787
Total Revenues	293,547	349,478	54,988
Less: Business tax and surcharges	(4,520)	(4,749)	(747)
Net Revenues	289,027	344,729	54,241
Cost of services	(20,686)	(22,403)	(3,525)
Gross profit	268,341	322,326	50,716
Operating expenses:
Sales and marketing expenses	(133,415)	(171,297)	(26,952)
General and administrative expenses	(66,555)	(74,483)	(11,719)
Total operating expenses	(199,970)	(245,780)	(38,671)
Income from operations	68,371	76,546	12,045
Other income:
Foreign currency exchange (loss)/gain	-	35	6
Investment and interest income, net	3,347	6,950	1,094
Other (expense) /income, net	169	3,510	552
Income before income tax expenses	71,887	87,041	13,697
Income tax expenses	(11,974)	(16,306)	(2,566)
Net income	59,913	70,735	11,131
Add: Net income attributable to the non-controlling interest shareholders	(247)	(106)	(17)
Net income attributable to Zhaopin Limited’s shareholders	59,666	70,629	11,114
Less: Income allocated to participating preferred shareholders	-	-	-
Net income attributable to ordinary shareholders	59,666	70,629	11,114

Net income per share:
-Basic	0.59	0.65	0.10
-Diluted	0.53	0.62	0.10
Net income per ADS:
-Basic	1.18	1.30	0.20
-Diluted	1.06	1.24	0.20
Weighted average number of shares used in computing net income per share:
-Basic	101,954,575	108,649,742	108,649,742
-Diluted	111,644,580	113,754,523	113,754,523

Comprehensive income:
Net income	59,913	70,735	11,131
Foreign currency translation adjustment, net of tax	8	9,465	1,489
Total comprehensive income	59,921	80,200	12,620

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of September 30
(Amounts in thousands, except for number of shares)	2015	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,368,943	1,301,352	204,757
Restricted cash	6,103	2,844	447
Time deposits and restricted time deposits	324,553	618,526	97,320
Accounts receivable, net	21,300	23,182	3,647
Amounts due from a related party	858	715	112
Prepayments and other current assets	157,291	109,539	17,237
Deferred tax assets	20,188	18,122	2,851
Total current assets	1,899,236	2,074,280	326,371
Non-current assets:
Restricted time deposits	210,471	80,085	12,601
Property and equipment, net	49,706	50,358	7,923
Intangible assets, net	19,457	19,476	3,064
Goodwill	62,548	62,548	9,841
Other non-current assets	4,136	4,793	754
Deferred tax assets	2,491	2,583	406
Total non-current assets	348,809	219,843	34,589
TOTAL ASSETS	2,248,045	2,294,123	360,960
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	121,584	241,149	37,943
Accounts payable	7,034	7,111	1,119
Deferred revenues	598,251	588,499	92,595
Salaries and welfare payable	110,194	88,660	13,950
Taxes payable	88,857	62,063	9,765
Accrued expense and other current liabilities	114,577	103,414	16,271
Total current liabilities	1,040,497	1,090,896	171,643
Non-current liabilities:
Deferred revenues	4,942	4,915	774
Long-term bank loans	158,755	50,788	7,991
Deferred tax liabilities	13,067	14,994	2,359
Total liabilities	1,217,261	1,161,593	182,767
Shareholders' equity:
Ordinary shares	7,296	7,342	1,155
Additional paid-in capital	1,491,387	1,512,887	238,040
Statutory reserves	10,769	10,769	1,694
Accumulated other comprehensive loss	(3,171)	6,294	990
Accumulated deficit	(486,540)	(415,911)	(65,440)
Non-controlling interests	11,043	11,149	1,754
Total shareholders' equity	1,030,784	1,132,530	178,193
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,248,045	2,294,123	360,960

Reconciliations of GAAP and Non-GAAP results  (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Three Months Ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$
GAAP income before income tax expenses	71,887	87,041	13,697
Add back: share-based compensation expenses	8,521	4,969	782
Non-GAAP income before income tax expenses	80,408	92,010	14,479
GAAP income tax expenses	(11,974)	(16,306)	(2,566)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(11,974)	(16,306)	(2,566)
Non-GAAP net income	68,434	75,704	11,913
Add: Net income attributable to the non-controlling interest shareholders	(247)	(106)	(17)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	68,187	75,598	11,896
Less: Non-GAAP income allocated to participating preferred shareholders	-	-	-
Non-GAAP net income attributable to ordinary shareholders	68,187	75,598	11,896
Non-GAAP net income per share
-Basic	0.67	0.70	0.11
-Diluted	0.61	0.66	0.10
Non-GAAP net income per ADS
-Basic	1.34	1.40	0.22
-Diluted	1.22	1.32	0.20
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	101,954,575	108,649,742	108,649,742
-Diluted	111,644,580	113,754,523	113,754,523

For more information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ christensenir.com